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                            January 6, 2022

       Dvir Cohen
       Chief Executive Officer
       Memic Innovative Surgery Ltd.
       6 Yoni Netanyahu Street
       Or Yehuda 6037604
       Israel

                                                        Re: Memic Innovative
Surgery Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed December 22,
2021
                                                            File No. 333-259925

       Dear Mr. Cohen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Selected Unaudited Condensed Combined Pro Forma Financial Information
       Note 1. Basis of Presentation, page 38

   1. We note that MTAC's June 30, 2021 financial statements are not included in this proxy statement/prospectus.
Please revise your disclosures accordingly.
       Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
       39

   2. Your discussion of pro forma earnings per share herein appears contradictory to your disclosures presented
in Note 4. Please revise these disclosures accordingly.
 Dvir Cohen
FirstName  LastNameDvir
Memic Innovative SurgeryCohen
                         Ltd.
Comapany
January    NameMemic Innovative Surgery Ltd.
        6, 2022
January
Page 2 6, 2022 Page 2
FirstName LastName
(F) MTAC Transaction Costs, page 40

3. Please address the need to remove the MTAC transaction costs adjustment from your pro forma statement of operations for the six-months ended June 30, 2021 since it appears duplicative of the MTAC transaction costs adjustment recognized in your annual pro forma presentation.
Note (L) Reverse Stock Split, page 41

4. Your expanded disclosure provided in response to prior comment 13 indicates that your split factor was determined, in part, based on an additional 7,646,002 Memic preferred shares that are expected to be issued prior to the effective date of the merger. Please address the need to include the impact of these additional preferred shares shares in your pro forma earnings per share computations as well as your disclosures of ownership percentages on page 31.
(W) and (X) Price Adjustment Rights, page 42

5. Please revise to provide key assumptions utilized in determining the fair value of the price adjustment rights related derivative liabilities under Monte-Carlo valuation methodology.
Note 4. Earnings (Loss) Per Share, page 44

6. Please further revise to quantify the number of shares issuable under the price adjustment rights that are not included in the EPS calculation.
7. In a manner similar to the six months ended June 30, 2021, please revise to provide your pro forma computations for earnings per share for the year ended December 31, 2020.
Unaudited Prospective Financial Information, page 137

8. Please expand your disclosures to discuss the underlying assumptions for your operating expenses and EBITDA prospective financial information. Also, please label your gross margin line item to more transparently indicate it is calculated without including share-
         based compensation. Finally, ensure you clarify and appropriately label your operating expenses line item if they also exclude share-based compensation. Certain Material U.S. Federal Income Tax Considerations
U.S. Federal Income Tax Considerations of the Business Combination., page 142

9. We note your response to prior comment 32 that you do not plan on filing a tax opinion supporting a conclusion that the Business Combination should be tax-free to U.S. holders;
         however, you still represent that the Company "intends" for the Business Combination to be considered a tax-free "reorganization" under the provisions of
Section 368(a) of the
         Code. Whenever there is significant doubt about the tax consequences of the transaction,
         it is permissible for the tax opinion to use    should    rather than
  will,    but counsel
         providing the opinion must explain why it cannot give a    will
opinion and describe the
 Dvir Cohen
Memic Innovative Surgery Ltd.
January 6, 2022
Page 3
       degree of uncertainty in the opinion. Please refer to Section III.C.4 of Staff Legal Bulletin
       19.
Intellectual Property , page 194

10. We note your response to comment 36 that the "majority" of your design and utility patents generally relate to the structure of the Hominis Surgical System or its supplemental systems (such as the vaginal access kit), or methods of training specific to the Hominis Surgical System. Please disclose if there are any other specific products, product groups and technologies to which the patents discussed in this section relate.
Memic Innovative Surgery Ltd. Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

11. Please have your auditor include its signature on the audit report as required by PCAOB
       AS 3101.10(a).
Note 15. Net Loss Per Share Attributable to Ordinary Shareholders, page F-25

12. We note your response to prior comments 15 and 42. Notwithstanding the very low exercise price, it is not clear that stock options should be reflected in basic earnings per share. Furthermore, while you reference ASC 260-10-45-13 as your basis for including these stock options in basic earnings per share, we note that shares underlying options may never be issued if the option holders do not exercise their options. Please advise or revise your earnings per share calculations as appropriate. Address this comment as it relates to your pro forma earnings per share.

Memic Innovative Surgery Ltd. Financial Statements
Note 17. Subsequent Events, page F-26

13. Please revise to disclose the actual date your financial statements were issued for both annual and interim periods.
       You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Dillon Hagius at 202-551-7967 or Christopher Edwards at 202-551-6761 with any other questions.



                                                              Sincerely,
FirstName LastNameDvir Cohen
                                                              Division of
Corporation Finance
Comapany NameMemic Innovative Surgery Ltd.
                                                              Office of Life
Sciences
January 6, 2022 Page 3
cc:       Robert Grossman
FirstName LastName